Mail Stop 4561

August 21, 2007

Todd E. Wille
President and Chief Executive Officer
Unify Corporation
2101 Arena Blvd., Suite 100
Sacramento, CA 95834

Re: Unify Corporation
Registration Statement on Form S-1, as amended
Filed July 20, 2006
File No. 333-142045

Dear Mr. Wille:

We have reviewed your revised registration statement and have the following comments.

Form S-1/A

Cover

1.   Please revise the disclosure on this page to include only the information required by Item 501(b) of Regulation S-K. In this regard, detailed disclosure on the debt financing transactions with ComVest and SSF do not appear to be key information that must be presented on the cover page of the prospectus. The last three paragraphs should also be moved to an appropriate section of the prospectus.

2.   Move the information currently presented on pages 1 and 2 to a section of the prospectus located after your Summary and Risk Factors disclosure. See Item 503 of Regulation S-K.

3.   We note that the shares underlying the convertible notes and warrants will be adjusted "in the event of new financings at lower prices". You also state in the second paragraph that the prospectus covers the resale of any shares of common stock issued upon conversion of the notes or exercise of the warrants. This statement appears inconsistent with your response to comment 2 of our letter dated June 5, 2007. Please advise or revise.

4.   In view of the size of the shares offered under the prospectus, relative to the number of shares included in the public float, it appears you should alert investors concerning the percentage of the float that the offered securities comprise, rather than state that it is a "substantial percentage". In your response letter, provide us with and explanation of how you computed the percentage amount. Additionally, the first paragraph of the risk factors should be expanded to state the percentage amounts. Stating that the offering is of a "substantial percentage" is not sufficiently specific.

5.   The cross reference to the risk factors indicates that the section begins on page 2, but the risk factors disclosure begins on page 10. Please ensure that the cover page reference is accurate.

Incorporation of Certain Documents by Reference, page 1

6.   Please refer to prior comment 15 from our letter dated June 5, 2007. The disclosure in this section incorporates by reference any filing after the date of the prospectus. Please note that incorporation of future filings is not allowed on the Form S-1. See Item 12 of Form S-1 and revise your disclosure accordingly.

Prospectus Summary, page 3

7.   The information included on pages 4-9 in response to our prior comments does not appear to be a summary of the most material aspects of more detailed disclosure on your financing transactions with ComVest and SSF found elsewhere in the prospectus (i.e., on page 15). See Item 503(a) of Regulation S-K. Moreover, this disclosure is not placed in context for investors to enable them to understand the purpose and value of the additional disclosure relating to the referenced transactions and stockholders. Please revise consistent with the comments below.

2006 Debt Financing, page 15

8.   Please refer to prior comment 13 from our letter dated June 5, 2007. Please revise your disclosure to provide a materially complete description of all the agreements associated with the November 20, 2006 debt financing. This disclosure should set forth the material terms of the Revolving Credit and Term Loan Agreement, the Convertible Notes, the 2006 Warrants and the Registration Rights Agreement. You should also move detailed disclosure material to investor understanding of the issuance transactions and their impact on your business from page 4-9 to this section. For example, we note the table on page 6 provides disclosure on the amount of possible loss that could be realized by the investors as a result of fixed

conversion/exercise price of the securities issued in the 2006 debt financing. It appears that this information could be disclosed more succinctly for investors by simply stating that the conversion/exercise prices were set at a premium to the trading price on the date of the closing of the financing and aggregating the possible losses of all investors based upon a recent closing price of your common stock. Also, it appears that information on your 2004 Private Placement with SSF could be disclosed to investors in more succinct and meaningful manner than the tabular disclosure currently provided on pages 7-8.

9.   We note that you are registering the sale of 1,940,000 shares in this registration statement and that an additional 1,614,167 shares are eligible for resale by certain of the selling stockholders pursuant to another effective registration statement. Given the size of the block of shares eligible for resale by the selling stockholders, we continue to be concerned about the nature of the proposed offering. To assist in our analysis of whether the proposed offering is a primary or secondary transaction, please provide a detailed analysis, with particular attention to the following factors as they apply to you company:

- The number of selling stockholders and the percentage of the overall offering made by each stockholder;

- The manner in which each selling stockholder received the shares and/or the overlying securities;

- The relationship of each selling stockholder with the company, including an analysis of whether the selling stockholder is an affiliate of the company;

- Any relationships among the selling stockholders;

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling stockholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling stockholders and/or their affiliates in fees or other payments; and

- The nature of the business activities of the selling stockholders and the extent to which the selling stockholders engage in the purchase and sale of securities during the general course of business.

Part II

Undertakings, page II-3

10.   Please refer to prior comment 16 from our letter dated June 5, 2007. As previously requested, please revise to provide the undertaking set forth in Item 512(a)(5)(i) or (a)(5)(ii) of Regulation S-K, as applicable. We continue to note that you have included the undertaking from paragraph (b) of Item 512 despite the statement in your response letter that you will not incorporate by reference future periodic filings into this registration statement. Please revise.

Exhibits

11.   We note that Exhibits 4.3, 4.4 and 4.5 are all labeled as amended and restated and dated May 4, 2007. However, we are unable to discern the revisions made to these securities as it appears that the original notes were not publicly filed. Please tell us the revisions made to the notes on May 4, 2007. Any material negotiations that led to changes in the terms of the investments by selling shareholders should be described in the prospectus in materially complete terms. Please revise or advise.

General

12.   You filed this amendment to the registration statement on Form S-1 under the Edgar header tag "SB-2/A". However, you should use the header tag "S-1/A" for amendments to a registration statement on Form S-1. Please ensure that you file your next amendment under the correct Edgar tag.

13.   Please refer to prior comment 18 from our letter dated June 5, 2007. We note that you filed amendment #2 to the registration statement on July 20, 2007. We also note that you filed amendment #3 to the registration statement on July 25, 2007. We were informed by counsel that amendment #3 was filed for the sole purpose of filing a version of amendment #2 marked to show changes as requested by our prior comment. However, that marked copy should have been filed as part of the filing package you submitted electronically as amendment #2. Please include a properly designated marked copy of the next amendment that shows the changes between the July 20, 2007 and your next amendment and ensure that the filing is properly designated as amendment #4.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. Your filing should be accompanied by a marked copy of the amendment to comply with Item 310 of Regulation S-T. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (916) 930-3201
        Kevin A. Coyle, Esq.
        DLA Piper US LLP
        Telephone: (916) 930-3240